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EXHIBIT 99.1 - REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

         We have audited the consolidated financial statements of Clear Channel Communications, Inc., as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated March 11, 1998. Our audits also included the financial statement schedule listed in the Index at Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        Ernst & Young LLP
March 11, 1998
San Antonio, Texas